SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13G/A

                                AMENDMENT NO. 4


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                  ENI S.p.A.
                             --------------------
                               (Name of Issuer)


             Ordinary Shares, nominal value (euro) 1.00 Per Share
        ---------------------------------------------------------------
                        (Title of Class of Securities)


                                   26874R108
                             --------------------
                                (CUSIP Number)


                               February 21, 2001
                           -----------------------
              (Date of Event Which Requires Filing of Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |_| Rule 13d-1(c)
                  |X| Rule 13d-1(d)

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1. NAME OF REPORTING PERSON: The Republic of Italy, Ministry of Economy and Finance
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   |_|
                                                                       (b)   |X|
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of Italy

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                           5.   SOLE VOTING POWER
                                1,213,731,615(1) - 30.32%
       NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY              - 0 -
        OWNED BY
          EACH             7.   SOLE DISPOSITIVE POWER
       REPORTING                1,213,731,615(1) - 30.32%
         PERSON
          WITH             8.   SHARED DISPOSITIVE POWER
                                - 0 -
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,213,731,615(1)

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            |_|

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        30.32%(1)

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12.     TYPE OF REPORTING PERSON
         OO

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(1) Following the Republic of Italy's sale of 1,137,000,000 shares in July 1998 the Republic held 2,827,584,674 shares, nominal value Lit. 1,000 per share (after deducting 79,100,441 shares transferred to Italian investors who retained shares purchased in the public offering for 12 months). On February 21, 2001, the Republic sold a further 400,121,444 shares. As a result the Republic held 2,427,463,230 shares. In June 2001, ENI effected a one-for-two reverse share split and related nominal value adjustment in connection with Italy's adoption of the Euro. As a result, the Republic held 1,213,731,615 shares, nominal value (euro)1.00 per share.

Item 1(a).        Name of Issuer:

         ENI S.p.A. ("ENI")

Item 1(b).        Address of Issuer's Principal Executive Offices:

         Piazzale Enrico Mattei, 1
         00144 Rome, Italy

Item 2(a).        Name of Person Filing:

         The Republic of Italy, Ministry of Economy and Finance

Item 2(b).        Address of Principal Business Office, or if None, Residence:

         Via XX Settembre, 97
         00187 Rome, Italy

Item 2(c).        Citizenship:

         The Republic of Italy

Item 2(d).        Title of Class of Securities:

         Ordinary Shares, nominal value(euro)1.00 per share (the "Ordinary Shares")

Item 2(e).        CUSIP Number:

         26874R108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.           Ownership.

     (a) Amount beneficially owned:

         1,213,731,615 Ordinary Shares

     (b) Percent of class:

         30,32%

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: 1,213,731,615
        (ii) Shared power to vote or to direct the vote: - 0 -
       (iii) Sole power to dispose or to direct the disposition of:
             1,213,731,615
        (iv) Shared power to dispose or to direct the disposition of:- 0 -

Item 5.          Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

On December 12, 2003, the Republic transferred 400,288,338 ordinary shares representing 10% of ENI to Cassa Depositi e Prestiti S.p.A. ("CDP"), a corporation wholly owned by the Republic with historical responsibility for promoting local development and managing postal savings instruments. Pursuant to the Decree of the Italian Ministry of Economy and Finance, dated December 5, 2003, relating to this transfer, dividends out of profits realized in the accounting year 2003 on the ENI shares transferred to CDP will be paid to the Republic of Italy.

The number of ENI shares reflected in this statement of beneficial ownership include all those transferred to CDP on December 12, 2003. The filing of this statement, however, is not to be construed as an admission that the Republic is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 400,288,338 ordinary shares of ENI transferred by the Republic to CDP. Also in December 2003, the Republic sold a 30% minority stake in CDP to 65 Italian banking foundations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.         Identification and Classification of Members of the Group.

         Not applicable.

Item 9.         Notice of Dissolution of Group.

         Not applicable.

Item 10.        Certification.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   The Republic of Italy
                                   Ministry of Economy and Finance
February 12, 2004

                                   /s/ Dario Scannapieco
                                   ---------------------------------------------
                                   Name:   Dott. Dario Scannapieco
                                   Title:  Director General, Treasury Department